EXHIBIT 1

                                                       November 23, 1999

                                                       FOR IMMEDIATE RELEASE
                                                       Contact: Richard Saltz
                                                       Telephone: 203-846-2274
                                                       Facsimile:  203-846-1776

TRUDY NOTES HIGH TRADING VOLUME AND PRICE SWINGS IN STOCK;
ANNOUNCES MERGER WITH FUTECH IS BEING REVIEWED

Norwalk, Connecticut, November 23, 1999 - Trudy Corporation (OTCBB: TRDY) announced today that it had noted unusually high volume and swings in prices paid for shares of its Common Stock in trading over the past three days on the OTC market.

The Company pointed out that, as previously disclosed to the public, it is party to a merger agreement dated June 7, 1999, which provides for the merger of the Company, Futech Interactive Products, Inc. ("Futech"), Fundex Games, Ltd., DaMert Company and Janex International, Inc. into a newly incorporated Delaware company ("New Futech") or a subsidiary thereof. The previously disclosed purchase price for all of the Common Stock of the Company is approximately $3.5 million in a combination of New Futech Common Stock (valued at $3.0 million) and cash of approximately $456,000. Since, on a fully diluted basis, there will be approximately 378 million shares of the Company outstanding, the purchase price represents consideration of less than one cent per share.

The Company further announced that the terms and provisions of the merger are currently being reviewed by the Boards of Directors of Futech and the Company itself. For a number of reasons, including the complexity of the transaction and the protracted period during which the Securities and Exchange Commission has reviewed the required filings with regard to the merger, there is no assurance that the merger will be completed on the basis of the previously announced terms.

The Company disclaims any obligation in the future to address in public announcements or otherwise unusual patterns of trading in its Common Stock or unusual prices or price swings thereof.

Trudy, which does business under the name Soundprints, publishes juvenile story books and audiocassettes which are sold in conjunction with contract manufactured educational toys to the retail and mail order markets. Trudy is traded on the OTC through the pink sheets under the symbol TRDY.


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